EX - 99.77C


Meeting of Stockholders

	On June 8, 2010, the Fund held its Annual Meeting of
Shareholders. The following Directors were elected by the following votes:
Denis Kelleher 5,167,344 For; 656,251 Abstaining,
David Dempsey 5,181,709 For; 642,156 Abstaining and
Chris Johns 5,180,399 For; 643,466 Abstaining.
Peter J. Hooper, Margaret Duffy, and George G. Moore continue to serve in their capacities as Directors of the Fund.